

10030071

UNITED ST[illegible]
SECURITIES AND EXCH[illegible]
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street, Suite 200
(No. and Street)

Voorhees (City) — New Jersey (State) — 08023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey deKrafft — (856) 751-1331 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue (Address) — Jenkintown (City) — Pennsylvania (State) — 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Harvey R. deKrafft
Signature

Managing Director
Title

TERRY A DORSEY - WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2011

Terry A. Dorsey Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent auditors' report on internal control structure required by SEC Rule 17A-5 for a broker dealer, claiming an exemption from Rule 15c3-3.

STURDIVANT & CO., INC.

Statements of Financial Condition

Years Ended December 31, 2009 and 2008

PUBLIC DOCUMENT

In accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934



AMPER, POLITZINER & MATTIA, LLP
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

STURDIVANT & CO., INC.

TABLE OF CONTENTS

AMPER, POLITZINER & MATTIA, LLP

Independent Auditors' Report

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statements of financial condition of STURDIVANT & CO., INC. (the Company) as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STURDIVANT & CO., INC. as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP

February 24, 2010
Jenkintown, Pennsylvania

STURDIVANT & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

		December 31	
ASSETS		**2009**	2008
Cash and cash equivalents		**$ 1,374,629**	$ 1,972,826
Receivable from clearing broker		**209,294**	352,452
Other fees receivable		**29,456**	12,000
Marketable securities owned		**12,196**	104,420
Prepaid expenses and other assets		**21,101**	-
Loan receivable from parent company		**220,000**	-
Property and equipment, net of accumulated depreciation		**23,531**	11,621
Total Assets		**$ 1,890,207**	$ 2,453,319
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Lines-of-credit		**$ 210,000**	$ -
Accounts payable and accrued expenses		**501,340**	1,301,414
Profit-sharing contributions payable		**75,000**	53,045
Dividend payable		**1,000**	1,000
Total liabilities		**787,340**	1,355,459
Commitments and contingencies			
Stockholder's equity			
Common stock, no par value			
Authorized	1,000 shares		
Issued	594.22 shares	**99,361**	99,361
Additional paid-in capital		**2,770,877**	2,770,877
Deficit		**(117,371)**	(122,378)
		2,752,867	2,747,860
Less treasury stock, at cost	59.36 shares	**1,650,000**	1,650,000
Total stockholder's equity		**1,102,867**	1,097,860
Total Liabilities and Stockholder's Equity		**$ 1,890,207**	$ 2,453,319

See notes to financial statements

NOTE 1 – ORGANIZATION AND OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer with offices located in Voorhees, New Jersey and Chicago, Illinois. Its operations consist primarily of securities transactions on an agency basis and investment advisory services. The Company introduces all of its customers' securities transactions to clearing brokers on a fully-disclosed basis. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). The two officers of the Company are the sole members of S&D.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly-liquid investments with original maturities of 90 days or less.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Double-declining balance
Computer equipment	5 years	Double-declining balance

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Investment Advisory Fee Revenues

The Company records investment advisory fee revenue in accordance with the terms of the related investment management agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a C corporation under the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

On January 1, 2009, the Company adopted new accounting guidance concerning provisions for uncertain income tax positions. This clarified the accounting for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. There was no effect of the adoption of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for 2009.

The income tax returns of the Company for 2006, 2007 and 2008 are subject to examination by the Internal Revenue Service and other various taxing authorities, generally for three years after they were filed.

Investments – Not Readily Marketable

The Company has an investment in the common stock of an unrelated, privately-held company. The equity investment (with an original cost of $25,000) is accounted for at fair value, which the Company has estimated to be $-0- as of December 31, 2009 and 2008.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statements of financial condition.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued, and no material events were noted that would require adjustments to the financial statements.

Significant Accounting Pronouncements

In 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), which is the source of authoritative accounting principles generally accepted in the United States of America to be applied by nongovernmental agencies ("U.S. GAAP"). The adoption of the FASB ASC did not impact the Company's financial position or results of operations.

NOTE 3 – MARKETABLE SECURITIES OWNED

During the years ended December 31, 2009 and 2008, the Company invested in certain publicly traded securities. Marketable securities owned as of December 31, 2009 and 2008 are classified as trading investments and consist of trading securities at market values as follows:

	December 31			
	2009		2008	
	Market Value	Cost	Market Value	Cost
Exchange traded funds	$ 93	$ 92	$ 24,397	$ 24,019
Corporate stocks	12,103	14,598	80,023	89,181
	$ 12,196	$ 14,690	$ 104,420	$ 113,200

The Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*, effective January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company adopted the fair value standards for nonfinancial assets and liabilities. The adoption of the fair value standard in 2009 did not have a material impact on the Company's financial condition and results of operations. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a framework for measuring fair value and expands disclosures regarding fair value measurement in accordance with accounting principles generally accepted in the United States of America. FASB ASC 820 also establishes a three-level valuation hierarchy for fair value measurement. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

NOTE 3 – MARKETABLE SECURITIES OWNED (continued)

These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable.

Level 3 - Instruments whose significant inputs are unobservable.

The following tables summarize the Company's investments as of December 31, 2009 and 2008 based on the inputs used to value them:

	Investment Assets at Fair Value as of December 31, 2009			
Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Corporate stocks	$ 12,103	$ -	$ -	$ 12,103
Exchange traded funds	93	-	-	93
Total Assets	$ 12,196	$ -	$ -	$ 12,196

	Investment Assets at Fair Value as of December 31, 2008			
Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Corporate stocks	$ 80,023	$ -	$ -	$ 80,023
Exchange traded funds	24,397	-	-	24,397
Total Assets	$ 104,420	$ -	$ -	$ 104,420

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008 is as follows:

	2009	2008
Furniture and fixtures	$ 212,808	$ 212,808
Computer equipment	67,371	41,598
	280,179	254,406
Less accumulated depreciation and amortization	256,648	242,785
	$ 23,531	$ 11,621

NOTE 5 – LINES-OF-CREDIT

The Company has a $350,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by guarantees of S&D and its members. Borrowings under the line-of-credit accrue interest at the prime rate minus 0.75% (prime was 3.25% as of December 31, 2009). Interest is payable monthly and all principal and accrued interest is due and payable on May 23, 2010. The maturity date of the line-of-credit may be extended on an annual basis at the bank's discretion. The Company is also required to pay down the outstanding balance to a maximum of $100 for 30 consecutive days annually. The line-of-credit is scheduled to expire on May 23, 2010. Management expects the line-of-credit will be renewed under similar terms.

The Company also has a $250,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by a personal guarantee of the majority member of S&D. Borrowings under the line-of-credit accrue interest at the one-month LIBOR rate plus 2.03% (LIBOR was 0.23094% as of December 31, 2009). Interest is payable monthly and borrowings are due on demand. The line-of-credit is scheduled to expire on May 14, 2010, but the maturity date may be extended on an annual basis at the bank's discretion. Management expects the line-of-credit will be renewed under similar terms.

Borrowings outstanding under the lines-of-credit were $210,000 and $-0- as of December 31, 2009 and 2008, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with three clearing brokers. Pursuant to the agreements with one of the brokers, the Company is required to maintain minimum net capital of $150,000. S&D's members have provided personal guarantees under the agreements with two of its clearing brokers.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

The Company has available a $500,000 irrevocable standby letter-of-credit with a bank. The letter of-credit is payable on demand in the event the Company defaults on its contractual obligations related to a clearing agreement. The letter-of-credit is secured by assets deposited with the bank. No letters-of-credit were outstanding as of December 31, 2009 or 2008.

The Company is obligated under operating leases for office space, which expire in February 2011 and September 2010. The leases contain a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts. In addition, office equipment is leased under the terms of an operating lease that expires in August 2011.

The scheduled future minimum lease payments as of December 31, 2009 are as follows:

Year Ending December 31	
2010	$ 45,316
2011	4,754
	$ 50,070

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2009 and 2008, there were no open underwriting commitments.

NOTE 7 – 401(k) PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan covering substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors. The Company accrued $75,000 and $53,045 as discretionary contributions for the years ended December 31, 2009 and 2008, respectively.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009 and 2008, the Company's net capital was $794,736 and $1,049,225, respectively, which was $544,736 and $799,225, respectively, in excess of its minimum requirement of $250,000.

NOTE 9 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 10 – OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Pursuant to the three clearance agreements mentioned in Note 6, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

All clearing broker receivables as of December 31, 2009 and 2008 were due from one and three brokers, respectively.

During the years ended December 31, 2009 and 2008, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures the accounts at one institution up to the legal limit. Cash and cash equivalents maintained at the other institution are insured by the Securities Investor Protection Corporation ("SIPC") and a separate excess SIPC bond issued by another insurance company.

NOTE 11 – RELATED PARTY TRANSACTIONS

Accounts payable and accrued expenses includes a management fee to the Company's parent, S&D, of $220,000 and $513,662 as of December 31, 2009 and 2008, respectively.

In April 2009, the Company loaned $220,000 to its parent, S&D. The loan is unsecured and bears interest at prime plus 1-1/2% and is due in monthly installments of interest only through April 2014 at which time the loan matures and the principal is due.

SUPPLEMENTARY INFORMATION

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audit of the financial statements and supplementary information of STURDIVANT & CO., INC. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Asher, Politzer & Mattia, LLP

February 24, 2010
Jenkintown, Pennsylvania